UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024   AND ENDING 12/31/2024
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **COLLAGE VENTURE PARTNERS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

929 ALTON ROAD, SUITE 500
                                              (No. and Street)

MIAMI BEACH	**FLORIDA**	**33139**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Thornton	**(774) 270-1657**	jack@collagepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVID LUNDGREN & COMPANY CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
                                              (Name – if individual, state last, first, and middle name)

505 NORTH MUR-LEN RD	**Olathe**	**KS**	**66062**
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, JOHN DEXTER PEARSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COLLAGE VENTURE PARTNERS, LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

VICENTE CORDOVA
Notary Public - State of Florida
Commission # HH 440844
My Comm. Expires Sep 5, 2027
Bonded through National Notary Assn.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Collage Venture Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Collage Venture Partners, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Collage Venture Partners, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Collage Venture Partners, LLC's management. Our responsibility is to express an opinion on Collage Venture Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Collage Venture Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Collage Venture Partners, LLC's auditor since 2021.

Olathe, Kansas
March 31, 2025



Collage Venture Partners LLC

Financial Statements
For the Period Ended
December 31, 2024

Collage Venture Partners LLC

Statement of Financial Condition
As of
December 31, 2024

		December 31, 2024
Assets		
Cash and Cash Equivalents	$	342,826
Prepaid Expenses		5,962
Accounts Receivable		40,000
Total Assets	**$**	**388,788**
Liabilities		
Accounts Payable	$	7,414
Accrued Liabilities		4,000
Total Liabilities	**$**	**11,414**
Equity		
Owner's Capital	$	(840,698)
Retained Earnings		499,905
Net Income		718,167
Total Equity	**$**	**377,374**
Total Liabilities & Equity	**$**	**388,788**

Collage Venture Partners LLC

Notes to the Financial Statements
December 31, 2024

1. Nature of Business:

Collage Venture Partners, LLC (the Company), was established on June 30, 2021. The company was formed to provide capital fundraising, strategic advisory, and mergers and acquisitions advisory services to corporate clients.

The Company generated revenues in the most recently ended fiscal year from fees charged to clients. The Company is registered with the Securities and Exchange Commission ("SEC", SEC File #8-70763) and is a member (CRD #316063) of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The Company prepares its financial statements using the accrual basis of accounting. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company's policy is to include cash and cash equivalents cash in bank accounts and short-term investments with original maturities of three months or less. At various times throughout the year, the Company maintained bank balances in excess of the federal insured limit. This is considered normal banking practice. The federally insured limit was $250,000 on December 31, 2024.

Federal Income Taxes:

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Rather, the Company's income is passed through to the members, and the members are taxed individually on their share of the Company's earnings.

Segments:

The Company has one operating segment and one reportable segment. The Company's chief operating decision maker (CODM), its Chief Executive Officer, manages the Company's operations on a consolidated basis for the purposes of allocating resources. The Company's method for measuring profitability on a reportable segment basis is net profit or loss. Additional significant segment expenses are provided on a monthly basis to the CODM to support the CODM's decision-making process. Refer to Note 7 for additional information.

3. Uncertain Tax Positions:

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subjected to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

4. Related Parties:

One Hundred percent (100%) of the membership interests in Collage Venture Partners, LLC are owned by J. Dexter Pearson.

5. Commitments & Contingencies:

The Company may incur claims against others and may have claims made against it due to matters arising out of the conduct of the Company's business. The ultimate liability, if any, which might arise from the settlement of these claims would not, in the opinion of the Company's management, have a material adverse effect on the Company's financial position.

6. Net Capital:

The Company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of the greater of 6.67% of aggregate indebtedness or $5,000 and will operate under a 15c3-3 exemption from the full provisions of the customer protection rule. Net capital and net capital related ratios may fluctuate on a daily basis. On December 31, 2024, the Company had net capital of $328,412, exceeding the minimum net capital requirement of $5,000 by $323,412.

7. Segment Reporting

The Company has one reportable segment relating to capital fundraising, strategic advisory, and mergers and acquisitions advisory services to corporate clients. The measure of segment assets is reported on the balance sheet as total assets. The Company's Chief Operating Decision Maker (the "CODM"), its Chief Executive Officer reviews the Company's financial information on an aggregated basis for the purposes of evaluating financial performance and allocating resources. The Company's method for measuring profitability on a reportable segment basis is net profit or loss. When evaluating the Company's financial performance, the CODM reviews total revenue and expenses in the aggregate and the CODM makes decisions using this information.

8. Subsequent Events:

Management has evaluated the activity of the Company through the date of these financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the noted to the financial statements.